[redacted]

13010502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood (City) NJ (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Vaughan, III 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Court (Address) Parsippany (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EILEEN M. VAUGHAN
Notary Public, State of New Jersey
My Commission Expires
January 02, 2017

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2012 AND 2011

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To The Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

I have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2012 and 2011, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael F. Albanese, CPA
Parsippany, NJ 07054

February 26, 2013

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

ASSETS		2012		2011
CURRENT ASSETS				
Cash	$	95,252	$	116,848
Commissions receivable		158,993		161,261
Prepaid rent		1,000		1,000
Prepaid taxes		4,249		4,249
TOTAL CURRENT ASSETS		259,494		283,358
TOTAL ASSETS	$	259,494	$	283,358

LIABILITIES AND STOCKHOLDERS' EQUITY

		2012		2011
CURRENT LIABILITIES				
Accounts payable	$	44,702	$	61,024
Accrued expenses		31,640		19,819
Payroll taxes payable		2,322		8,038
401(k) payable		21,774		21,724
TOTAL CURRENT LIABILITIES		100,438		110,605
STOCKHOLDERS' EQUITY		159,056		172,753
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	259,494	$	283,358

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2012 and 2011

	2012	2011
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,560,448	$ 1,523,510
Interest income	14,006	12,495
TOTAL INCOME	1,574,454	1,536,005
EXPENSES		
Salaries and deferred compensation	936,467	984,119
Travel and selling	188,445	182,379
Commissions	27,450	30,211
Payroll taxes and benefits	139,700	111,723
Securities fees	13,236	11,090
Rent and occupancy	58,000	60,000
Professional fees	17,993	23,496
Office and miscellaneous	80,414	68,403
Auto lease expense	12,413	14,915
TOTAL EXPENSES	1,474,118	1,486,336
INCOME BEFORE TAXES	100,336	49,669
INCOME TAXES	1,000	3,533
NET INCOME	99,336	46,136
RETAINED EARNINGS - beginning	142,753	96,617
Less: Distributions	(113,033)	-
RETAINED EARNINGS - ending	$ 129,056	$ 142,753

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2012 and 2011

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2011	$ 300	$ 29,700	$ 96,617	$ 126,617
Net income	-	-	46,136	46,136
Dividends distributed	-	-	-	-
Balance at December 31, 2011	$ 300	$ 29,700	$ 142,753	$ 172,753
Net income	-	-	99,336	99,336
Dividends distributed	-	-	(113,033)	(113,033)
Balance at December 31, 2012	$ 300	$ 29,700	$ 129,056	$ 159,056

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012 and 2011

		2012		2011
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	99,336	$	46,136
Change in:				
Commissions receivable		2,268		(31,393)
Accounts payable		(16,332)		(10,925)
Other current liabilities		6,155		(28,138)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		91,427		(24,320)
CASH FLOWS FROM ACCOUNTING ACTIVITIES				
Dividends distributed		(113,033)		-
NET INCREASE (DECREASE) IN CASH		(21,596)		(24,320)
CASH - beginning		116,848		141,168
CASH - ending	$	95,252	$	116,848
SUPPLEMENTAL DISCLOSURES:				
Cash paid for:				
Income Tax	$	1,000	$	3,533

The accompanying notes are an integral part of the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

The Company maintains accounts with various brokerage companies executing various security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications may have been made to the prior year's financial statements in order to conform to classifications used for the current year.

2. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2012 and 2011 was $5,824 and $7,170 respectively.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2012 and 2011 were $58,000 and $60,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is based on a written agreement.

Related party transactions are summarized as follows:

	2012	2011
Expenses		
Rent	58,000	60,000
	$ 58,000	$ 60,000

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $153,807 which was $148,807 in excess of its required net capital of $5,000. The Company's net capital ratio was .395 to 1.

In March, 2006 the company changed its clearing broker from Banc of America, LLC to Neuberger Berman, LLC. At December 31, 2007, the Company was in compliance with the net capital requirement of $100,000. On January 31, 2007 the company changed its clearing broker from Neuberger Berman, LLC to Pershing LLC.

5. INCOME TAXES

The provision for income taxes consists of:	2012	2011
Total Provision (Only state of New Jersey)	$ 1,000	$ 3,533

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2012 and 2011 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2012	2011
Common stock		
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	129,056	142,753
Total Stockholders' Equity	$159,056	$172,753

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 26, 2013 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012 and 2011

	2012	2011
Total stockholders' equity	$ 159,056	$ 172,753
Less ineligible assets:		
Prepaid Rent	1,000	1,000
Prepaid Taxes	4,249	4,249
Total	5,249	5,249
Net Capital	$ 153,807	$ 167,504

The accompanying notes are an integral part of the financial statements

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2012 and 2011

	2012	2011
Net capital per unaudited report	$ 157,930	$ 168,924
Assets included in unaudited report	4,123	1,420
Liabilities not included in unaudited report	-	-
Net capital per computation of net capital	$ 153,807	$ 167,504

The accompanying notes are an integral part of the financial statements

To the Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 26, 2013

In planning and performing my audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

To the Stockholders of:
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey 07450

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (Cont'd)

February 26, 2013

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives. However, such study, evaluation and examination have resulted in the following comments and recommendations.

1) Segregation of duties has been put in place. All of the check disbursement functions are performed by three people from writing and signing checks to receiving the bank statement and reconciling.

2) Fees charged from or to related entities are made pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities are specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance have been implemented to assess controls and to take corrective actions on a timely basis as necessary.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA
Parsippany, NY 07054

February 26, 2013